Exhibit 99.1

QUIPT CONTINUES NATIONAL EXPANSION WITH CLOSING OF STRATEGIC ACQUISITION IN
CENTRAL ILLINOIS AND ONGOING BUSINESS MOMENTUM AS RESPIRATORY EQUIPMENT
DEMAND REMAINS ELEVATED INTO FISCAL Q1 2022

$2.5 MILLION IN ANNUALIZED REVENUES, 25% PROJECTED ADJUSTED EBITDA MARGIN POST
INTEGRATION, AND ADDS OVER 3,700 ACTIVE PATIENTS

QUIPT HAS COMPLETED 6 ACQUISITIONS FOR OVER $16 MILLION IN REVENUE, ADDING OVER
30,000 ACTIVE PATIENTS SINCE JULY

Cincinnati, Ohio –November 9, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has recently acquired a business with operations in Illinois, reporting unaudited trailing 12-month annual revenues of approximately $2.5 million. Post integration, Quipt expects an Adjusted EBITDA (defined below) for the acquisition target of $0.6 million. As a reminder all figures stated are in USD.

Acquisition Details

The acquisition adds a strategic location servicing Central Illinois, a heavily weighted respiratory product mix, and over 3,700 active patients. Moreover, the acquisition provides Quipt important insurance contracts and decades of operating experience, with an over 40-year operating track record in the markets served. The business has a diverse payor mix and full suite of products with a focus on respiratory care, representing over 85% of the mix.

The acquisition further expands Quipt’s operations in Illinois after the Company entered the market in August of 2020 and provides Quipt a coverage sphere between the major markets of St. Louis, Missouri and Chicago, Illinois. With the recent acquisitions, the expansionary operating footprint aligns closely with regions that have a high prevalence of COPD, a key target patient group; this includes Arkansas, Mississippi, Missouri, and Illinois, which are among the highest prevalence U.S. States. According to the NIH, about 570,000 people in Illinois have COPD.

The management team in place at the acquisition target has historically focused on a robust service intensive model, centered around patient education and compliance which is highly compatible with Quipt’s operating premise. This acquisition provides immediate cross selling and patient growth opportunities and adds patients to Quipt’s existing subscription-based resupply program.

Under the terms of the definitive purchase agreement, Quipt acquired the DME operation of the business for approximately $1.7 million in cash, and the real estate for $0.5 million. It is expected that post integration the acquisition will increase Quipt’s annual revenues by approximately $2.5 million and Adjusted EBITDA by $0.6 million.

Management Commentary

“Our robust operating engine and proven ability to integrate acquired assets allows us to continue the strong pace of closing strategic acquisitions. Since July we have now completed 6 acquisitions with combined revenues of over $16 million. Combining these newly acquired entities provides us a pathway to scale into new states with each business having a proven track record in the markets they serve and diversified product mixes. In this short period of time, we have amassed infrastructure in 4 new states and further penetrated existing states such as Illinois,” said Greg Crawford, Chairman and CEO of Quipt. “Given the favorable regulatory environment, we have been able to accelerate our expansion efforts by economically acquiring smaller respiratory focused home medical providers throughout the United States that fit our stringent acquisition criteria. This newest transaction in Illinois is another example of our strategy to make tuck-in acquisitions to fill in attractive geographies, obtain important insurance contracts, add to our active patient base, and build out our referring physician network. Our current pipeline consists of companies reflective of all three tiers of our previously disclosed acquisition strategy and we are extremely optimistic we will maintain momentum in closing targets that fit the mold.”

“I also want to take this opportunity to reiterate how strongly the underlying business continues to perform amongst the challenges presented from the global pandemic and supply chain constraints. Demand for respiratory equipment continues to be robust, and we have not seen any signs of that slowing. We are extremely excited with the operating excellence we have been able to display to date and look forward to carrying the strong momentum into 2022.”

Chief Financial Officer, Hardik Mehta added, “We continue on our strategic mission of growing into a national provider of respiratory focused homecare in the United States, and this acquisition once again showcases how we can lather on our existing platform to convert low margin businesses into high margin businesses through operating efficiencies and cost savings synergies. The transaction is reflective of this model and adds $2.5 million in revenue with an expectation that post integration it will have a 25% Adjusted EBITDA margin, with a heavily respiratory weighted product mix, and provides us additional infrastructure in Illinois. We continue to invest in technology to improve our operating efficiencies, whether through the ongoing use of our data driven tools, revenue cycle management or through our automated subscription-based resupply program. These actions drive sustained value to the company and allows us to continue to increase our productivity. Moreover, we have a robust balance sheet with over $30 million in cash, and a $20 million undrawn credit facility allowing us to strategically work through our acquisition pipeline, which includes larger revenue opportunities that meet our criteria, and I am extremely confident in our pace staying strong through the remainder of 2021 and into 2022.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: post integration financial results (revenue and Adjusted EBITDA) of the acquisition target; the Company’s acquisition approach; the Company adding patients to its existing subscription-based resupply program; the Company being extremely optimistic that it will maintain momentum in closing additional targets; the Company converting low margin businesses into high margin businesses through operating efficiencies and cost savings synergies; and the Company being extremely confident in its acquisition pace staying strong through the remainder of 2021 and into 2022; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com